EXHIBIT 5.5

LETTER OF CONSENT

Re:	Registration Statement on Form F-9 dated September 25, 2007 (the “Registration Statement”) of Canadian Natural Resources Limited

Dear Sirs:

We are a firm of independent petroleum consultants of Calgary, Alberta having prepared an evaluation report entitled “CNR International (U.K.) Limited North Sea, and Offshore West Africa Constant (and Escalated) Parameters”, as of December 31, 2006 (the “Report”) of certain oil and gas properties of Canadian Natural Resources Limited. The Report was dated March 1, 2007.

We refer to the Registration Statement relating to the offering of Debt Securities by Canadian Natural Resources Limited and hereby consent to the reference to our firm under the heading “Experts” and to the use of our Report which is incorporated by reference in the Registration Statement.

Yours very truly,

(Signed) Ryder Scott Company-Canada